   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1995



                                                       REGISTRATION NO. 33-61101

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              KOMAG, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                           94-2914864
          (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                            275 SOUTH HILLVIEW DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 946-2300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               STEPHEN C. JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              KOMAG, INCORPORATED
                            275 SOUTH HILLVIEW DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 946-2300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              EDWARD M. LEONARD, ESQ.                             ROBERT T. CLARKSON, ESQ.
            BROBECK, PHLEGER & HARRISON                      WILSON, SONSINI, GOODRICH & ROSATI
               TWO EMBARCADERO PLACE                              PROFESSIONAL CORPORATION
                   2200 GENG ROAD                                    650 PAGE MILL ROAD
          PALO ALTO, CALIFORNIA 94303-0913                    PALO ALTO, CALIFORNIA 94304-1050
                   (415) 424-0160                                      (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 1995


       LOGO

                                1,750,000 SHARES

                              KOMAG, INCORPORATED

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

     The last reported sale price of the Common Stock, which is quoted under the symbol "KMAG", on the Nasdaq National Market on July 18, 1995 was $57.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" AT PAGE 5 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.
                            ------------------------

                                                           UNDERWRITING         PROCEEDS TO
                                    PRICE TO PUBLIC        DISCOUNT(1)           COMPANY(2)
                                   ------------------   ------------------   ------------------
Per Share.......................           $                    $                    $
Total(3)........................           $                    $                    $

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $250,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 262,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount, and proceeds to the Company will be $          ,
    $          , and $          , respectively. See "Underwriting."
                            ------------------------


     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on
or about September   , 1995.


GOLDMAN, SACHS & CO.
                             MONTGOMERY SECURITIES
                                                    HAMBRECHT & QUIST
                            ------------------------

             The date of this Prospectus is                , 1995.

                             AVAILABLE INFORMATION

     Komag, Incorporated ("Komag" or the "Company") is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies of such materials may be obtained at prescribed rates at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission under the Securities Act of 1933, as amended (the "Act"), in Washington, D.C. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

                     INFORMATION INCORPORATED BY REFERENCE


     The following documents filed with the Commission (Commission File No. 0-16852) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995, as amended by the Company's Report on Form 10-K/A; (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 2, 1995 and July 2, 1995; (3) the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 24, 1995; (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on April 29, 1989; and (5) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests should be directed to Komag, Incorporated, 275 South Hillview Drive, Milpitas, California 95035, Attention: William L. Potts, Jr., Chief Financial Officer or by telephone at (408) 946-2300.
                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in, or incorporated by reference into, this Prospectus.

                                  THE COMPANY

     Komag, Incorporated ("Komag" or the "Company") designs and manufactures thin-film media ("disks"), the primary storage medium for digital data in computer hard disk drives. Komag believes it is recognized as the leader in the thin-film media market. The Company's business strategy relies on the combination of advanced technology and cost-effective, high volume manufacturing to advance its leadership position. The Company believes that the combination of these two capabilities is a significant competitive advantage and enables the Company to support its customers' technically advanced, high volume product programs. Komag's products address the high-capacity/high-performance segments of the disk drive market and are used in products such as disk arrays, network file servers, high-end personal computers, and engineering workstations. With facilities in the United States, Malaysia and Japan, Komag is the world's largest thin-film media manufacturer.

     The Company has capitalized on its technological strength in thin-film processes and its manufacturing capabilities to achieve the leading market position in the thin-film media market. Komag's technological strength stems from knowledge of materials science and an understanding of the interplay between disks, heads and other drive components. Komag's manufacturing expertise in thin-film media is evidenced by its history of delivering reliable products in high volume. Through the utilization of proprietary processes and techniques, the Company has the capability to cost-effectively produce advanced disk products that exhibit uniform performance characteristics. Historically, the Company has operated at or near full capacity with favorable manufacturing yields and equipment utilization rates.

     Komag's customers include both OEM disk drive manufacturers, such as Seagate Technology, Inc., Quantum Corporation and Western Digital Corporation, and computer systems manufacturers that produce their own disk drives, such as Hewlett-Packard Company.

                                  THE OFFERING

Common Stock offered.................................   1,750,000 Shares(1)
Common Stock to be outstanding after the offering....   25,129,829 Shares(2)
Nasdaq National Market Symbol........................   KMAG
Use of proceeds......................................   Capital expenditures and general
                                                        corporate purposes, including working
                                                        capital. See "Use of Proceeds."

---------------

(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
(2) Based on shares outstanding as of July 2, 1995 and the 1,750,000 shares to be offered by the Company. Excludes as of July 2, 1995, 2,909,035 shares of Common Stock reserved for issuance under the Company's Stock Option Plans and Employee Stock Purchase Plan. Options for 2,541,016 shares under the Stock Option Plans were outstanding at July 2, 1995.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (In thousands, except per share data)

                                                                                  SIX MONTHS ENDED
                                               FISCAL YEAR ENDED               -----------------------
                                     -------------------------------------      JULY 3,       JULY 2,
                                       1992          1993          1994          1994          1995
                                     ---------     ---------     ---------     ---------     ---------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1):
  Net sales......................    $ 326,801     $ 385,375     $ 392,391     $ 195,475     $ 225,870
  Gross profit...................       67,765        91,439       125,386        62,785        78,787
  Restructuring charge...........           --        38,956            --            --            --
  Operating income (loss)........       19,432        (5,323)       76,945        38,056        48,737
  Net income (loss)..............       16,893        (9,901)       58,522        29,398        38,241
  Net income (loss) per share....    $    0.79     $   (0.46)    $    2.54     $    1.29     $    1.59
  Number of shares used in per
     share computation...........       21,412        21,372        22,997        22,758        23,985

RESULTS OF MEDIA OPERATIONS(2):

  Net sales......................    $ 279,544     $ 334,542     $ 392,391     $ 195,475     $ 225,870
  Gross profit...................       78,229       109,456       125,386        62,785        78,787
  Operating income...............       47,307        67,101        76,945        38,056        48,737
  Income from media operations...    $  34,914     $  45,879     $  58,522     $  29,398     $  38,241

                                                                             JULY 2, 1995
                                                                     ----------------------------
                                                                      ACTUAL       AS ADJUSTED(3)
                                                                     ---------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital................................................    $ 121,371       $  216,632
  Net property, plant & equipment................................      265,438          265,438
  Long-term debt (less current portion)..........................       11,667           11,667
  Stockholders' equity...........................................      380,933          476,194
  Total assets...................................................    $ 481,960       $  577,221

---------------

(1) The Company previously supplied thin-film recording heads for hard disk drives through Dastek, Inc., which has ceased operations. Consolidated results of operations for 1992 and 1993 include the results of Dastek. Consolidated results of operations for 1994 and the first six months of 1995 do not include any Dastek results.

(2) Results of media operations exclude Dastek, Inc.'s operating results for fiscal 1992 and 1993 and the related restructuring charge in fiscal 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted to reflect the issuance and sale of the 1,750,000 shares offered hereby and the receipt of estimated proceeds therefrom (assuming the Underwriters' over-allotment option is not exercised). See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus and incorporated herein by reference, the following factors should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

RAPID TECHNOLOGICAL CHANGE


     The thin-film disk industry has been characterized by rapid technological developments, increasingly shorter product life cycles, and price erosion. The Company believes that its future success depends, in large measure, on its ability to continually improve existing process technologies and to develop and implement new process technologies in a timely manner. Such technologies must support cost-effective, high volume production of thin-film disks that meet the ever-advancing customer requirements for enhanced magnetic recording performance (characterized in part by coercivity level, magnetization thickness product, and noise/overwrite capability), improved mechanical performance (characterized in part by glide height, stiction, wear, and corrosion), and reduced defect levels (characterized in part by quantity and size). Although the Company has a significant, ongoing research and development effort to advance its process technologies and the resulting products, there can be no assurance that the Company will be able to develop and implement such technologies in a timely manner in order to compete effectively against competitors' products and/or entirely new data storage technologies. The Company's results of operations would be materially adversely affected if the Company's efforts to advance its process technologies were not successful or if the technologies that the Company had chosen not to develop were proven to be viable competitive alternatives. In addition, protection of technology through patents and other forms of intellectual property rights in technically sophisticated fields is commonplace. There can be no assurance that others have not or will not perfect such intellectual property rights and either enforce those rights to prevent the Company from practicing certain technologies or demand royalty payments from the Company in return for practicing those technologies, which may materially adversely affect the Company's results of operations. The Company reviews, on a routine basis, patent issuances in the U.S. and patent applications which are published in Japan, and became aware of a Japanese patent application which, if issued in identical form in Japan or, if there exists a corresponding application in the U.S., if issued in the U.S., could give rise to a claim of infringement against the Company. While the Company has not investigated this Japanese patent application in detail, it believes it is unlikely that a valid patent of sufficient breadth to materially adversely affect the Company's business will be issued in either Japan or the U.S. However, there can be no assurance that a broad patent will not issue from this application, which if asserted against the Company and upheld may apply to a significant portion of the Company's products and would have a material adverse effect on the Company's business.


MANUFACTURING IMPROVEMENTS AND CAPACITY EXPANSION

     Inasmuch as the Company is operating its disk production lines at or near full capacity, future sales and earnings growth will depend on the successful expansion of the Company's manufacturing capacity. Such capacity expansion may be accomplished through additional gains in disk output from existing production lines and through the installation of new production lines at existing and new manufacturing facilities. To improve disk output from existing production lines, the Company strives to reduce process cycle times, improve manufacturing yields, and increase equipment utilization rates. Additionally, the Company is upgrading certain older existing production lines to a new design standard that should enhance the production capabilities of these older machines. Should the Company's efforts in these areas not produce the desired results, the Company's rate of growth may be constrained or curtailed. Furthermore, should the Company experience a deterioration in manufacturing performance or a delay or unforeseen outcome arising from the machine upgrade program, the Company's results of operations would be materially adversely affected.

     The Company currently plans to add new production lines at its existing manufacturing plant in Penang, Malaysia during 1995 and the first half of 1996 that will fully utilize all available floor space at this facility. Construction of a new manufacturing facility was recently commenced in the east Malaysian state of Sarawak. This facility is expected to become operational in the first half of 1996. There can be no assurance that the Company's additional production lines will be installed as scheduled or will experience the high levels of manufacturing efficiencies attained by the Company's existing production lines. The Company must attract, train, motivate and retain highly-trained and dedicated employees, particularly at the Company's planned start-up operations in Sarawak. Manufacturing and other issues which may occur in connection with the commencement and subsequent expansion of operations in any location and in particular Sarawak, a business location with limited experience in advanced manufacturing, could materially adversely affect the Company's results of operations.

     The Company has been operating all of its manufacturing facilities at or close to capacity during the last year. Based upon its forecast of continued high growth in demand for magnetic media, the Company has developed plans to increase its production capacity under a schedule that is substantially more aggressive than its past expansion plans. Implementation of this plan would entail parallel expansion at multiple locations rather than serial expansion one location at a time, thus requiring precise manufacturing planning. Successful execution of this parallel expansion will require timely identification and acquisition of appropriate sites, receipt of requisite approvals, construction and equipping of facilities, recruitment and retention of a high quality workforce, and achievement of satisfactory manufacturing results on a scale greater than the Company's prior expansions. There can be no assurance that the Company will successfully manage this risk. In addition, should actual demand for the Company's products not meet the Company's forecast, and not absorb existing or planned additional capacity, the fixed costs and operating expenses related to unused capacity would materially adversely affect the Company's results of operations.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; DEPENDENCE ON HARD DISK DRIVE INDUSTRY

     The Company's sales are concentrated in a small number of customers due to the high volume requirements of the dominant disk drive manufacturers and their tendency to rely on a few suppliers because of the close interrelationship between media performance and disk drive performance. Net sales to major customers in the first half of 1995 were as follows: Seagate Technology, Inc.--42%, Quantum Corporation--24%, Hewlett-Packard Company--21% and Western Digital Corporation--8%. Given the relatively small number of high performance disk drive manufacturers, the Company expects that it will continue its dependence on a very limited number of customers. The Company's largest customer, Seagate Technology, Inc., produces a portion of its thin-film disk requirements internally and has recently announced a long term purchase commitment with one of the Company's competitors. Seagate has also announced an expansion of its facilities and could further expand internal production of thin-film disks, either through direct investment or through the acquisition of one of the Company's competitors, and could increase or execute additional long-term purchase commitments with one or more of the Company's competitors. Other customers and potential customers have, or could adopt, similar strategies. Depending on the overall growth in market demand for disk products, such actions could result in the reduction or cessation of purchases from the Company, thus materially adversely affecting the Company's results of operations. Additionally, if one or more of the Company's customers were to begin selling disks on the open market in direct competition with the Company, the Company's results of operations could be further adversely affected.

     The demand for the Company's high performance thin-film disks depends upon the demand for hard disk drives and the Company's ability to provide technically superior products at competitive prices. The high performance segment of the hard disk drive market is characterized by short product life cycles and rapid technological change. Failure by the Company to qualify new products and/or successfully achieve volume manufacturing of new customer products could adversely affect the Company's results of operations. Furthermore, the Company's sales are generally made pursuant to purchase orders which are subject to cancellation, modification or rescheduling without significant penalties. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue at the levels of previous periods, or that the Company will be able to obtain orders from new customers.

CAPITAL NEEDS

     The Company believes that, in order to achieve its long-term expansion objectives and maintain and enhance its competitive position, it will need significant additional financial resources over the next several years for capital expenditures, working capital and research and development. During the two-year period of 1995 and 1996, the Company expects to spend approximately $400 million on capital expenditures. The Company believes that it will be able to fund these expenditures from a combination of the proceeds of this offering, cash flow from operations, funds available from existing and possibly new bank lines of credit, and existing cash balances. However, in the event the Company continues to expand its facilities at an aggressive rate, significant new capital will be required, necessitating additional debt, equity or other financing. There can be no assurance that such additional funds will be available to the Company or, if available, will be available on favorable terms. In addition, the Company may require additional capital for other purposes. If the Company is unable to obtain sufficient capital, it could be required to reduce its capital equipment and research and development expenditures, which could materially adversely affect the Company's results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     The Company believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of the hard disk drive industry, the ability to develop and implement new manufacturing process technologies, the ability to introduce new products and to achieve cost-effective, high volume production in a timely manner, changes in product mix and average selling prices, the availability and the extent of utilization of the Company's production capacity, manufacturing yields, prolonged disruptions of operations at any of the Company's facilities for any reason, changes in the cost of or limitations on availability of materials and labor, and increases in production and engineering costs associated with initial production of new product programs.

     Because the thin-film disk industry is capital intensive and requires a high level of fixed costs, gross margins are also extremely sensitive to changes in volume. Assuming fixed average selling prices, reductions in manufacturing efficiency would cause declines in gross margins. Additionally, decreasing demand for the Company's products generally results in reduced average selling prices and/or low capacity utilization that, in turn, adversely affects gross margins and operating results. The Company's ability to maintain average selling prices and gross margins is dependent on its ability to produce, in volume, products that are differentiated on the basis of technological superiority. In 1994, the Company was delayed in introducing its 1800 oersted disk products and its rate of growth and gross margins were adversely affected. In the second quarter, the Company achieved a record gross margin of 38.1% as a result of increased manufacturing efficiencies coupled with strong market demand for and an industry shortage of 1800 oersted disks. In the event that market supply meets or exceeds demand or the Company is unable to continue to increase its production mix of 1800 oersted products, the Company's gross margin would likely decrease. In the longer term, the Company believes that the gross margin may not be sustainable at the second quarter's record high levels. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Discussion of Quarterly Results of Operations" and "Quarterly Report on Form 10-Q -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in the financial results of Asahi Komag Co., Ltd. ("AKCL"), the Company's unconsolidated Japanese disk manufacturing joint venture, could also impact the Company's financial performance. Equity in net income of AKCL contributed 9.3% of the Company's 1994 consolidated net income. The Company anticipates that AKCL's equity income will account for a smaller percentage of 1995 consolidated net income. AKCL is subject to many of the same types of risks facing the Company. In addition, the equity income derived from AKCL may fluctuate over time due its dependence on a more limited customer base (Matsushita-Kotobuki Electronics Industries, Ltd. and Fujitsu Ltd. accounted for 68% and 31%, respectively, of AKCL's first half 1995 net sales), yen/dollar exchange rate fluctuations, and further write-downs by AKCL of its investment in Headway Technologies, Inc., a U.S.-based magneto-resistive head research and development company.

RISK OF FOREIGN OPERATIONS

     In 1994, sales to customers in the Far East, including foreign subsidiaries of domestic companies, accounted for 51% of the Company's net sales from its U.S. and Malaysian facilities, and the Company anticipates that international sales will continue to represent the majority of its net sales. All of the Company's sales are currently priced in U.S. dollars worldwide. Certain costs at the Company's foreign manufacturing and marketing operations are incurred in the local currency. The Company also purchases certain operating supplies and production equipment from Japanese suppliers in yen denominated transactions. Accordingly, the Company's operating results are subject to the risks inherent with international operations, including but not limited to, compliance with or changes in the law and regulatory requirements of foreign jurisdictions, fluctuations in exchange rates, tariffs or other barriers, difficulties in staffing and managing foreign operations, exposure to taxes in multiple jurisdictions, and transportation delays and interruptions.

     The Company's existing Malaysian manufacturing facility accounted for 20% and 37% of the Company's 1994 consolidated net sales and operating income, respectively. The Company anticipates that this operation will account for a greater percentage of consolidated net sales and operating income in 1995. Prolonged disruption of operations at this facility for any reason would cause delays in shipments of the Company's products, thus materially adversely affecting the Company's results of operations.

COMPETITION

     The Company's thin-film disk products are used primarily in the high-capacity segment of the 3 1/2-inch and 5 1/4-inch hard disk drive market, where product performance, consistent quality and availability, taken together, are of great competitive importance. If the technology involved in the manufacture of thin-film disks does not continue to advance rapidly, or if the Company is not able to keep pace with such advances, the Company may face increased price competition from other manufacturers. Such competition could materially adversely affect its results of operations.

     Current thin-film disk competitors fall into three groups: U.S. non-captive manufacturers, U.S. captive manufacturers, and Japan-based manufacturers. Historically, each of these groups has supplied approximately one-third of the worldwide thin-film disk unit output. Based upon research conducted by an independent market research firm, the Company believes it is the leading supplier of thin-film disks with a market share greater than twice the size of any of the U.S. non-captive manufacturers or Japan-based manufacturers. The Company's U.S. non-captive thin-film disk competitors include Akashic Memories Corporation (a subsidiary of Kubota, Inc.), HMT Technology (a subsidiary of Hitachi Metals, Ltd.) and StorMedia, Inc. Japan-based thin-film disk competitors include Fuji Electric Company, Ltd., Mitsubishi Kasei Corp., Showa Denko K.K. and HOYA Corporation. The U.S. captive manufacturers include IBM and OEM drive manufacturers, such as Seagate Technology, Inc., Conner Peripherals, Inc., and Western Digital Corporation, which manufacture disks as a part of their vertical integration programs. To date, IBM and these OEM drive manufacturers have sold nominal quantities of disks in the open market. However, the Company believes any significant investments in new disk production capacity by computer or disk drive companies, coupled with slower market growth for data storage, could reduce the number of potential customers and increase competition for the remaining market. Such conditions could materially adversely affect the Company's results of operations.

     The disk drive market has historically been characterized by rapid incremental technological developments that have required substantial improvement in disk performance. To succeed in this dynamically changing industry, the Company must continuously advance its thin-film technology at a pace consistent with or faster than its competitors. In addition, the Company must capture a market share position that will insure a competitive cost structure over the long run as these markets mature. The Company believes that its thin-film manufacturing facility in Penang, Malaysia provides a significant competitive cost advantage relative to most other thin-film disk manufacturers that currently operate exclusively in the U.S. and Japan.

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced and can be expected to experience substantial price volatility in response to actual or anticipated quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, developments related to patents or other intellectual property rights, developments in the Company's relationships with its customers or suppliers, and other events or factors. In addition, any shortfall or changes in revenue, gross margins, earnings, or other financial results from analysts' expectations could cause the price of the Company's Common Stock to fluctuate significantly. In recent years, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

                                  THE COMPANY

     Komag, Incorporated ("Komag" or the "Company") designs and manufactures thin-film media ("disks"), the primary storage medium for digital data in computer hard disk drives. Komag believes it is recognized as the leader in the thin-film media market. The Company's business strategy relies on the combination of advanced technology and cost-effective, high volume manufacturing to advance its leadership position. The Company believes that the combination of these two capabilities is a significant competitive advantage and enables the Company to support its customers' technically advanced, high volume product programs. Komag's products address the high-capacity/high-performance segments of the disk drive market and are used in products such as disk arrays, network file servers, high-end personal computers, and engineering workstations. With facilities in the United States, Malaysia and Japan, Komag is the world's largest thin-film media manufacturer.

     Greater processing power, more sophisticated operating systems and application software, high-resolution graphics, and larger data bases are among the developments that have required ever higher performance from disk drives. For example, the first 5 1/4-inch hard disk drive, introduced in 1980, offered a capacity of five megabytes (one million bytes is a megabyte or "MB") with a storage density of less than ten megabits (one million bits is a megabit or "Mb"; eight bits is one byte) per square inch. Current high-performance
3 1/2-inch drives have capacities of four gigabytes (one billion bytes is a gigabyte or "GB") with densities typically of four hundred megabits per square inch. Advances in component technology have been critical to improving the performance and storage capacity of disk drives.

     Today's disk drives offer this enhanced performance at a very low price as a result of the design and manufacturing efficiencies that have been achieved throughout the data storage industry. These price/performance considerations, coupled with the increasing demand for digital storage, are driving the strong unit demand for high-performance disk drives. The market for disk drives is forecasted to grow at a compound annual growth rate of approximately 30% over the next two years from approximately 68 million units in 1994 to approximately 116 million units in 1996, according to International Data Corporation, an independent market research firm. As a result, the Company believes the market for thin-film disks will grow at a comparable rate.

     The Company has capitalized on its technological strength in thin-film processes and its manufacturing capabilities to achieve the leading market position in the thin-film media market. The Company's technological strength stems from knowledge of materials science and an understanding of the interplay between disks, heads and other drive components. The primary factors governing the density of storage achievable on a disk's surface are (1) the minimum distance at which read/write heads can reliably pass over the surface of the disk to detect a change in magnetic polarity when reading from the disk, defined as glide height (measured in microinches or millionths of an inch), and (2) the strength of the magnetic field required to change the polarity of a bit of data on the magnetic layer of a disk when writing, defined as coercivity (measured in oersteds). The lower the glide height, the more accurately and reliably the bit can be retrieved. The higher the coercivity of the media, the smaller the width of the bit that can be stored. The Company's plating, polishing and texturing processes result in a low defect, uniform surface that currently permits the read/write heads to pass over the disk surface at glide heights as low as 1.5 microinches. The platinum-cobalt based alloy deposited on the surfaces of Komag disks allows high coercivities with excellent low noise, magnetic characteristics. The combination of these factors results in more data stored in a given area on the disk surface. The Company believes that it is currently the leading volume supplier of 1800 oersted, 1.5 microinch glide height, thin-film media, the most advanced media presently being shipped in commercial volume.

     As the glide height in advanced disk drives approaches near contact recording levels (1.5 microinches and below), a more integrated approach in the design and development of disks and heads is required. Komag undertook two initiatives in 1994 to ensure that there would be close cooperation between the Company and various head suppliers. The Company holds a minority equity position in Headway Technologies, Inc., which is developing and manufacturing an advanced magneto-resistive recording head. In addition, the Company entered into an agreement with Read-Rite Corporation, a leading inductive thin-film head manufacturer, that facilitates the exchange of advanced prototype products between the two companies and promotes cooperation in the development of improved disk-to-head interfaces. The higher recording densities achieved through use of thin-film media and thin-film heads continues to enable the manufacture of smaller, higher capacity disk drives at a lower overall cost per bit stored.

     Komag's manufacturing expertise in thin-film media is evidenced by its history of delivering reliable products in high volume. Through the utilization of proprietary processes and techniques, the Company has the capability to cost-effectively produce advanced disk products that exhibit uniform performance characteristics. Such uniform performance characteristics enhance the reliability of the drive products manufactured by the Company's customers. In addition, these characteristics raise production yields on the customers' manufacturing lines, which is an important cost consideration in high performance disk drives with large component counts. Manufacturing costs are highly dependent upon the Company's ability to effectively utilize its installed physical capacity to produce large volumes of products at acceptable yields. To improve yields and capacity utilization, Komag has adopted formal continuous improvement programs at all of its worldwide operations. The Company's media manufacturing facilities throughout the world are certified under ISO 9000, an internationally recognized quality standard. The process technologies employed by the Company require substantial capital investment. In addition, long lead times to install new increments of physical capacity complicate capacity planning. Historically, the Company has operated at or near full capacity with favorable manufacturing yields and equipment utilization rates.


     The Company currently has 18 production lines in three countries: ten in the United States, four in Malaysia, and four at its manufacturing joint venture in Japan. On a rotating basis for the next two years, one U.S. production line will be out of production as it is upgraded to a new design standard. Certain older production lines at the Japanese joint venture will also be upgraded. The Company plans to add two additional lines during the remainder of 1995 (one each in Malaysia and Japan) and has begun construction of a new "front end" manufacturing facility in the east Malaysian state of Sarawak. This new facility will manufacture plated, polished substrates that will be subsequently shipped to the Company's facilities in the United States and Penang, Malaysia for completion. Production at this new facility is expected to begin in the first half of 1996. The Company also plans to add two new production lines by mid-1996 at its Penang, Malaysia facility, thus utilizing all available space at that plant. In addition, due to strong market demand for the Company's disk products, the Company has committed to further expand its physical production capacity in the United States, Southeast Asia and Japan. In August 1995, the Company announced plans to construct a new 200,000 square-foot disk manufacturing plant in San Jose, California under a build-to-suit lease arrangement on a 13.5 acre parcel. Production at this new plant is expected to begin during the fourth quarter of 1996. Site selection in Southeast Asia is underway and construction could begin within the first quarter of 1996 on a plant which will duplicate the design of the new San Jose facility. Each of these new facilities is expected to house six production lines. Further, two additional production lines are under consideration at the Company's joint venture in Japan.


     The Company manufacturers and sells primarily 95 mm and 130 mm disks for 3 1/2-inch and 5 1/4-inch hard disk drives, respectively. The Company sells its disk products to independent original equipment manufacturers ("OEMs") for incorporation into drives which are marketed under the disk drive manufacturers' own labels. Net sales to the Company's major customers in the first half of 1995 were as follows: Seagate Technology, Inc.-42%, Quantum Corporation-24%, Hewlett-Packard Company- 21%, and Western Digital Corporation-8%.

     The Company was organized in 1983 and is incorporated in the State of Delaware. The Company's executive offices are located at 275 South Hillview Drive, Milpitas, California 95035 (telephone number (408) 946-2300). Current manufacturing operations are conducted by the Company in the United States and Malaysia as well as through two joint ventures with three Japanese manufacturing partners. Asahi Komag Co., Ltd. ("AKCL"), a joint venture with Asahi Glass Co., Ltd. and Vacuum Metallurgical Company, manufactures thin-film media in Japan and Komag Material Technology, Inc. ("KMT"), a U.S.-based joint venture with Kobe Steel, Ltd., produces disk substrates for use in the Company's media operations.

                                USE OF PROCEEDS


     The net proceeds from the sale of securities offered hereby are estimated at $95,260,625 ($109,587,219 if the Underwriters' over-allotment option is fully exercised). The Company intends to use the net proceeds for capital expenditures and general corporate purposes, including working capital. During the two-year period of 1995 and 1996, total capital expenditures are estimated at approximately $400 million and at July 2, 1995 the Company's current, non-cancellable capital expenditure commitments totalled approximately $80 million. See "Risk Factors--Capital Needs." Proceeds may also be used to acquire companies, products or technologies that complement the Company's business should such opportunities arise. No specific acquisitions are being planned or negotiated as of the date of this Prospectus, except that negotiations are currently taking place whereby the Company would acquire 25% of the outstanding common stock of Komag Material Technology, Inc. (KMT) from Kobe Steel USA Holdings Inc. for approximately $6.75 million. Such acquisition, if completed on these terms, as to which there can be no assurance, would bring the Company's total ownership interest in KMT to 80%. Pending such uses, the net proceeds may be temporarily invested in short-term obligations such as certificates of deposit issued by banks, government obligations and money market securities.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all cash for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, certain of the Company's debt agreements limit the amount of dividend payments without the prior consent of the lender.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "KMAG." The following table sets forth for the range of high and low closing sales prices.

                                                                           HIGH        LOW
                                                                          ------      ------
    FISCAL YEAR 1993
      First Quarter..................................................     $ 24        $ 17
      Second Quarter.................................................       21 1/2      16 3/8
      Third Quarter..................................................       23 3/4      15 3/8
      Fourth Quarter.................................................       18          14 1/8
    FISCAL YEAR 1994
      First Quarter..................................................       27 5/8      15 3/4
      Second Quarter.................................................       25 1/4      17 3/4
      Third Quarter..................................................       26 1/2      19 1/4
      Fourth Quarter.................................................       28 5/8      24 1/8
    FISCAL YEAR 1995
      First Quarter..................................................       337/16      23 1/8
      Second Quarter.................................................       52 1/4      31 3/4
      Third Quarter (through July 18, 1995)..........................       605/16      51 1/4
                                                                          ------      ------

     On July 18, 1995, the last reported sale price for the Common Stock on the Nasdaq National Market was $57.00 per share.

                                 CAPITALIZATION

     The following table sets forth the consolidated long-term debt and capitalization of the Company at July 2, 1995 and as adjusted to give effect to the issuance and sale by the Company of the 1,750,000 shares of Common Stock offered hereby assuming a public offering price of $57.00 per share, and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's audited consolidated financial statements (and notes thereto) at January 1, 1995 incorporated herein by reference and the Company's unaudited consolidated quarterly financial statements (and notes thereto) at July 2, 1995, included elsewhere herein.

                                                                        AS OF JULY 2, 1995
                                                                   -----------------------------
                                                                    ACTUAL        AS ADJUSTED(1)
                                                                   ---------      --------------
                                                                                  (IN THOUSANDS,
                                                                           EXCEPT SHARE AMOUNTS)
Current portion of long-term debt(2)..........................     $  11,357        $   11,357
                                                                   =========      ============
Long-term debt, less current portion(2).......................     $  11,667        $   11,667
Minority interest in consolidated subsidiary..................         4,671             4,671
Stockholders' equity(3):
  Preferred Stock, $.01 par value, 1,000,000 shares
     authorized, none outstanding.............................            --                --
  Common Stock, $.01 par value, 35,000,000 shares authorized,
     23,379,829 shares issued and outstanding, 25,129,829
     shares issued and outstanding as adjusted................           234               251
  Additional paid-in capital..................................       245,093           340,337
  Retained earnings...........................................       125,031           125,031
  Accumulated translation adjustment..........................        10,575            10,575
                                                                   ---------      --------------
     Total stockholders' equity...............................       380,933           476,194
                                                                   ---------      --------------
        Total capitalization..................................     $ 397,271        $  492,532
                                                                   =========      ============

---------------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) For additional information regarding long-term debt, see Note 6 to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995 incorporated herein by reference. See "Information Incorporated by Reference."

(3) Excludes, as of July 2, 1995, 2,909,035 shares reserved for issuance under the Company's Stock Option Plans and Employee Stock Purchase Plan. Options for 2,541,016 shares under the Stock Option Plans were outstanding at July 2, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statement of operations data set forth below for the fiscal years ended 1992, 1993, and 1994 and the balance sheet data as of fiscal year end 1993 and 1994 are derived from and qualified by reference to the Company's audited consolidated financial statements incorporated by reference herein. The consolidated statement of operations data for the fiscal years 1990 and 1991 and the balance sheet data as of fiscal year end 1990, 1991 and 1992 are derived from the Company's audited consolidated financial statements not included or incorporated by reference in this Prospectus. The selected consolidated statement of operations data for the six-month periods ended July 3, 1994 and July 2, 1995 and the selected consolidated balance sheet data as of July 2, 1995, have been derived from unaudited interim financial statements of the Company contained elsewhere herein and reflect, in management's opinion, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results of future periods. The information presented below should be read in conjunction with the Company's consolidated financial statements, notes thereto and other financial information incorporated by reference herein. See "Information Incorporated by Reference."

                                                                                                              SIX MONTHS ENDED
                                                                    FISCAL YEAR ENDED                       ---------------------
                                                ---------------------------------------------------------    JULY 3,     JULY 2,
                                                  1990        1991        1992        1993        1994        1994        1995
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                 (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA(1):

Net sales.....................................  $ 179,921   $ 279,194   $ 326,801   $ 385,375   $ 392,391   $ 195,475   $ 225,870
Cost of sales.................................    136,996     211,009     259,036     293,936     267,005     132,690     147,083
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Gross profit................................     40,925      68,185      67,765      91,439     125,386      62,785      78,787
Operating expenses:
  Research, development and engineering.......     12,603      18,028      26,366      29,641      21,340      10,813      12,012
  Selling, general and administrative.........     14,135      20,571      21,967      28,165      27,101      13,916      18,038
  Restructuring charge........................     --          --          --          38,956      --          --          --
  Merger costs................................     --           2,111      --          --          --          --          --
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total operating expenses..................     26,738      40,710      48,333      96,762      48,441      24,729      30,050
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss).......................     16,187      27,475      19,432      (5,323)     76,945      38,056      48,737
Other income (expense):
  Interest income.............................      4,143       5,680       4,617       2,915       3,306       1,518       2,164
  Interest expense............................     (3,917)     (5,630)     (2,929)     (5,510)     (2,933)     (1,622)     (1,198)
  Other, net..................................      1,309       1,082       1,518         605          48         152         444
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Other income (expense)....................      1,535       1,132       3,206      (1,990)        401          48       1,410
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before income taxes, minority
    interests and equity in joint venture
    income....................................     17,722      28,607      22,638      (7,313)     77,366      38,104      50,147
Provision for income taxes....................      6,370      14,293      18,375      26,405      23,210      11,050      12,537
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before minority interests and
    equity in joint venture income............     11,352      14,314       4,263     (33,738)     54,156      27,054      37,610
Minority interest in net income (loss) of
  consolidated subsidiaries...................       (882)      1,025      (9,458)    (18,977)      1,091         407         871
Equity in net income of unconsolidated joint
  venture.....................................      1,086       2,070       3,172       4,860       5,457       2,751       1,502
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net income (loss)...........................  $  13,320   $  15,359   $  16,893   $  (9,901)  $  58,522   $  29,398   $  38,241
                                                =========   =========   =========   =========   =========   =========   =========
Net income (loss) per share(2)................  $    0.76   $    0.75   $    0.79   $    (.46)  $    2.54   $    1.29   $    1.59
                                                =========   =========   =========   =========   =========   =========   =========
Number of shares used in per share
  computation.................................     17,480      20,463      21,412      21,372      22,997      22,758      23,985
                                                =========   =========   =========   =========   =========   =========   =========

                                                                          FISCAL YEAR END
                                                     ---------------------------------------------------------        JULY 2,
                                                       1990        1991        1992        1993        1994            1995
                                                     ---------   ---------   ---------   ---------   ---------       ---------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA(1):

Working capital....................................  $  63,150   $  97,808   $  97,894   $  97,265   $ 118,230       $ 121,371
Net property, plant & equipment....................     90,690     120,904     192,051     187,267     228,883         265,438
Long-term debt & capital lease obligations (less
  current portion).................................     25,057      16,516      27,613      29,482      16,250          11,667
Stockholders' equity...............................    128,747     202,077     248,738     255,331     331,215         380,933
Total assets.......................................  $ 191,110   $ 276,979   $ 355,849   $ 382,297   $ 404,095       $ 481,960

---------------
(1) The Company's fiscal year ends on the Sunday closest to December 31. Fiscal 1992 was a 53-week year, whereas, 1990, 1991, 1993 and 1994 were 52-week years. The fourth quarter of 1992 was a 14-week quarter, whereas the first, second and third quarters were 13-week quarters. The additional week in the fourth quarter of 1992 did not have a material impact on the Company's results of operations.
(2) Fully diluted amount disclosures are not required because they are substantially the same as primary amounts disclosed for these periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF MEDIA OPERATIONS

     The Company previously supplied thin-film recording heads for hard disk drives through Dastek, Inc., which ceased operations in mid-1994. Results of media operations below exclude Dastek, Inc.'s 1992 and 1993 results of operations and the related restructuring charge in 1993:

                                                                                 SIX MONTHS ENDED
                                              FISCAL YEAR ENDED               -----------------------
                                    -------------------------------------      JULY 3,       JULY 2,
                                      1992          1993          1994          1994          1995
                                    ---------     ---------     ---------     ---------     ---------
                                                                                       (IN THOUSANDS)
ANNUAL AND SIX-MONTHS RESULTS OF
  OPERATIONS:
Net sales.......................... $ 279,544     $ 334,542     $ 392,391     $ 195,475     $ 225,870
Cost of sales......................   201,315       225,086       267,005       132,690       147,083
                                    ---------     ---------     ---------     ---------     ---------
  Gross profit.....................    78,229       109,456       125,386        62,785        78,787
Operating expenses:
  Research, development and
     engineering...................    13,263        17,867        21,340        10,813        12,012
  Selling, general and
     administrative................    17,659        24,488        27,101        13,916        18,038
                                    ---------     ---------     ---------     ---------     ---------
       Total operating expenses....    30,922        42,355        48,441        24,729        30,050
                                    ---------     ---------     ---------     ---------     ---------
Operating income...................    47,307        67,101        76,945        38,056        48,737
Other income (expense):
  Interest income..................     3,486         2,674         3,306         1,518         2,164
  Interest expense.................    (1,815)       (4,038)       (2,933)       (1,622)       (1,198)
  Other, net.......................     1,851           606            48           152           444
                                    ---------     ---------     ---------     ---------     ---------
       Other income (expense)......     3,522          (758)          421            48         1,410
                                    ---------     ---------     ---------     ---------     ---------
  Income before income taxes,
     minority interest and equity
     in joint venture income.......    50,829        66,343        77,366        38,104        50,147
Provision for income taxes.........    18,375        24,825        23,210        11,050        12,537
                                    ---------     ---------     ---------     ---------     ---------
  Income before minority interest
     and equity in joint venture
     income........................    32,454        41,518        54,156        27,054        37,610
Minority interest in net income of
  consolidated subsidiary..........       712           499         1,091           407           871
Equity in net income of
  unconsolidated joint venture.....     3,172         4,860         5,457         2,751         1,502
                                    ---------     ---------     ---------     ---------     ---------
     Income from media
       operations.................. $  34,914     $  45,879     $  58,522     $  29,398     $  38,241
                                    =========     =========     =========     =========     =========

     The following table sets forth for the period indicated certain financial data as a percentage of media net sales:

                                                                                  SIX MONTHS ENDED
                                               FISCAL YEAR ENDED               -----------------------
                                     -------------------------------------      JULY 3,       JULY 2,
                                       1992          1993          1994          1994          1995
                                     ---------     ---------     ---------     ---------     ---------
Net sales...........................     100.0%        100.0%        100.0%        100.0%        100.0%
Gross profit........................      28.0          32.7          32.0          32.1          34.9
Operating income....................      16.9          20.1          19.6          19.5          21.6
Income from media operations........      12.5          13.7          14.9          15.0          16.9

     Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K incorporated herein by reference for a discussion covering a comparison of the Company's 1992, 1993 and 1994 results of operations. See "Information Incorporated by Reference."

     Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Quarterly Report on Form 10-Q included herein for a discussion covering a comparison of the Company's results of operations for the six-month periods ended July 3, 1994 and July 2, 1995. See "Quarterly Report on Form 10-Q."

                                                        1994                              1995
                                      -----------------------------------------   ---------------------
                                       FIRST      SECOND     THIRD      FOURTH      FIRST      SECOND
                                      QUARTER    QUARTER    QUARTER    QUARTER     QUARTER     QUARTER
                                      --------   --------   --------   --------   ---------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
QUARTERLY RESULTS OF OPERATIONS:
Net sales...........................  $ 97,701   $ 97,774   $ 98,172   $ 98,744   $ 105,063   $ 120,807
Cost of sales.......................    64,813     67,877     66,602     67,713      72,296      74,787
                                      --------   --------   --------   --------   ---------   ---------
  Gross profit......................    32,888     29,897     31,570     31,031      32,767      46,020
Operating expenses:
  Research, development and
     engineering....................  5,325...      5,488      5,324      5,203       6,065       5,947
  Selling, general and
     administrative.................     7,525      6,391      6,499      6,686       7,542      10,496
                                      --------   --------   --------   --------   ---------   ---------
     Total operating expenses.......    12,850     11,879     11,823     11,889      13,607      16,443
                                      --------   --------   --------   --------   ---------   ---------
Operating income....................    20,038     18,018     19,747     19,142      19,160      29,577
Other income (expense):
  Interest income...................       717        801        902        886       1,034       1,130
  Interest expense..................      (852)      (770)      (679)      (632)       (614)       (584)
  Other, net........................       437       (285)        53       (157)       (384)        828
                                      --------   --------   --------   --------   ---------   ---------
     Other income (expense).........       302       (254)       276         97          36       1,374
                                      --------   --------   --------   --------   ---------   ---------
  Income before income taxes,
     minority interest and equity in
     joint venture income...........    20,340     17,764     20,023     19,239      19,196      30,951
Provision for income taxes..........     6,015      5,035      6,387      5,773       4,800       7,737
                                      --------   --------   --------   --------   ---------   ---------
  Income before minority interest
     and equity in joint venture
     income.........................    14,325     12,729     13,636     13,466      14,396      23,214
Minority interest in net income of
  consolidated subsidiary...........       148        259        265        419         415         456
Equity in net income of
  unconsolidated joint venture......     1,267      1,484      1,644      1,062         899         603
                                      --------   --------   --------   --------   ---------   ---------
     Net income.....................  $ 15,444   $ 13,954   $ 15,015   $ 14,109   $  14,880   $  23,361
                                      ========   ========   ========   ========   =========   =========
Net income per share................  $   0.68   $   0.61   $   0.65   $   0.60   $    0.63   $    0.96
                                      ========   ========   ========   ========   =========   =========

     The following table sets forth for the period indicated certain financial data as a percentage of revenue:

                                                        1994                             1995
                                      ----------------------------------------    ------------------
                                       FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND
                                      QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                      -------    -------    -------    -------    -------    -------
Net sales..........................    100.0 %    100.0 %    100.0 %    100.0 %    100.0 %    100.0 %
Gross Profit.......................     33.7       30.6       32.2       31.4       31.2       38.1
Operating Income...................     20.5       18.4       20.1       19.4       18.2       24.5
Net income.........................     15.8       14.3       15.3       14.3       14.2       19.3

DISCUSSION OF QUARTERLY RESULTS OF OPERATIONS:

     The Company's consolidated quarterly net sales remained flat in the $98-$99 million range during 1994 due primarily to the Company's delayed introduction of next generation, 1800 oersted disk products. In comparison to older generation 1600 oersted disks, the newer 1800 oersted disk permits a doubling of the storage density on a disk's surfaces. The Company's existing process technologies used in the production of 1600 oersted disks required substantial redesign to accommodate the reduced defect levels and enhanced magnetic performance required in 1800 oersted and above disk products. These substantial changes in the Company's process technologies required more time to implement than originally expected.

     During the first two quarters of 1994, the Company experienced sharper than normal declines in its overall selling price due in part to the delay in attaining volume production of higher priced, next generation 1800 oersted disks. During these quarters, 1600 oersted product prices declined sharply as the industry supply of these older generation products met or exceeded industry demand. The declines in average selling prices during the first two quarters were offset by increased unit sales that arose from the higher unit production achieved during these periods. In contrast to the first two quarters of the year, the overall average selling price remained stable during the third and fourth quarters of 1994 as demand for the Company's products increased. Unit production output, however, was constrained during these quarters as additional production capacity at the Company's Malaysian facility was offset by decreased unit production at the Company's U.S. facilities. As part of the program to change its process technologies, one U.S. production line was removed from production early in the fourth quarter for upgrading. On a rotating basis over the next two years, one U.S. production line will continually be out of production for upgrading according to the Company's current plans.

     The Company's quarterly gross margins and net income for 1994 remained in a narrow range, consistent with the flat net sales performance. During the fourth quarter of 1994, the Company began volume production of 1800 oersted products at its U.S. factories. The average selling price for the fourth quarter increased slightly on a sequential basis over the third quarter due to the increased mix of 1800 oersted disks. Start-up costs associated with the volume manufacturing ramp of 1800 oersted disks at the Company's U.S. facilities, however, constrained fourth quarter profitability.

     During the first quarter of 1995 the Company continued to aggressively convert production to 1800 oersted products. As these newer, higher priced products accounted for an increasing proportion of unit sales, the overall average selling price rose. Overall unit production output expanded modestly between the fourth quarter of 1994 and the first quarter of 1995 due to improved manufacturing efficiencies and the addition of a new production line in March at the Company's Malaysian manufacturing facility. The Company began volume production of 1800 oersted products at its Malaysian facility during the first quarter of 1995. As expected, start-up costs associated with this volume manufacturing ramp limited first quarter profitability in much the same manner as the U.S. volume manufacturing ramp affected fourth quarter 1994 profitability.

     Overall unit production volume between the first and second quarters of 1995 rose strongly due to increased manufacturing yields on 1800 oersted products, reduced process cycle times, and full utilization of the additional production line installed in March, 1995. Higher unit sales and a rising average selling price associated with an increasing mix of 1800 oersted products produced a strong sequential increase in net sales. Improved manufacturing efficiencies, combined with the rising average selling price, led to an expansion in the gross margin percentage and increased overall profitability for the second quarter.

     The Company anticipates that overall unit production volume will continue to rise during the third and fourth quarters of 1995 but not necessarily at the same rate as between the first and second quarters of 1995. Assuming market demand continues to remain strong, the Company will remain production constrained during this time period.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Montgomery Securities and Hambrecht & Quist LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF SHARES
                                UNDERWRITER                                  OF COMMON STOCK
  ------------------------------------------------------------------------   ----------------
  Goldman, Sachs & Co.....................................................
  Montgomery Securities...................................................
  Hambrecht & Quist LLC...................................................
                                                                             ----------------
    Total.................................................................       1,750,000
                                                                             ==============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less
a concession of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 262,500 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,750,000 shares of Common Stock offered.

     The Company has agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to existing employee stock purchase and option plans) which are similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers for a security and making purchases of a security which are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison, Palo Alto, California and for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS


     The consolidated financial statements of Komag, Incorporated appearing in Komag, Incorporated's Annual Report (Form 10-K) for the year ended January 1, 1995, as amended by the report on Form 10-K/A, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which is based in part on the reports of Chuo Audit Corporation, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

                   QUARTERLY REPORT UNDER SECTION 13 OR 15(D)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE QUARTER ENDED JULY 2, 1995
                         COMMISSION FILE NUMBER 0-16852

                              KOMAG, INCORPORATED
                                  (REGISTRANT)

                     INCORPORATED IN THE STATE OF DELAWARE
                I.R.S. EMPLOYER IDENTIFICATION NUMBER 94-2914864
              275 SOUTH HILLVIEW DRIVE, MILPITAS, CALIFORNIA 95035
                           TELEPHONE: (408) 946-2300

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                               YES  X      NO

     ON JULY 2, 1995, 23,379,829 SHARES OF THE REGISTRANT'S COMMON STOCK, $0.01 PAR VALUE, WERE ISSUED AND OUTSTANDING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                              KOMAG, INCORPORATED

                                                                                       PAGE NO.
                                                                                       --------
PART I. FINANCIAL INFORMATION
Item 1.    Consolidated Financial Statements (Unaudited)
           Consolidated income statements -- Three- and six-months ended July 2,
           1995,
           and July 3, 1994..........................................................     Q-3
           Consolidated balance sheets -- July 2, 1995, and January 1, 1995..........     Q-4
           Consolidated statements of cash flows -- Six months ended July 2, 1995,
           and July 3, 1994..........................................................     Q-5
           Notes to consolidated financial statements -- July 2, 1995................     Q-6
Item 2.    Management's Discussion and Analysis of Financial Condition and Results of
           Operations................................................................     Q-7
PART II. OTHER INFORMATION
Item 1.    Legal Proceedings.........................................................    Q-10
Item 2.    Changes in Securities.....................................................    Q-10
Item 3.    Defaults Upon Senior Securities...........................................    Q-10
Item 4.    Submission of Matters to a Vote of Security Holders.......................    Q-10
Item 5.    Other Information.........................................................    Q-11
Item 6.    Exhibits and Reports on Form 8-K..........................................    Q-11
SIGNATURES...........................................................................    Q-12

PART I. FINANCIAL INFORMATION

                              KOMAG, INCORPORATED

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                  THREE MONTHS ENDED      SIX MONTHS ENDED
                                                 --------------------   ---------------------
                                                  JULY 2      JULY 3     JULY 2       JULY 3
                                                   1995        1994       1995         1994
                                                 --------     -------   --------     --------
Net sales......................................  $120,807     $97,774   $225,870     $195,475
Cost of sales..................................    74,787      67,877    147,083      132,690
                                                 --------     -------   --------     --------
          GROSS PROFIT.........................    46,020      29,897     78,787       62,785
Operating expenses:
  Research, development and engineering........     5,947       5,488     12,012       10,813
  Selling, general and administrative..........    10,496       6,391     18,038       13,916
                                                 --------     -------   --------     --------
                                                   16,443      11,879     30,050       24,729
                                                 --------     -------   --------     --------
          OPERATING INCOME.....................    29,577      18,018     48,737       38,056
Other income (expense):
  Interest income..............................     1,130         801      2,164        1,518
  Interest expense.............................      (584)       (770)    (1,198)      (1,622)
  Other, net...................................       828        (285)       444          152
                                                 --------     -------   --------     --------
                                                    1,374        (254)     1,410           48
Income before income taxes, minority interest,
  and equity in joint venture income...........    30,951      17,764     50,147       38,104
Provision for income taxes.....................     7,737       5,035     12,537       11,050
                                                 --------     -------   --------     --------
Income before minority interest and equity in
  joint venture income.........................    23,214      12,729     37,610       27,054
Minority interest in net income of consolidated
  subsidiary...................................       456         259        871          407
Equity in net income of unconsolidated joint
  venture......................................       603       1,484      1,502        2,751
                                                 --------     -------   --------     --------
          NET INCOME...........................  $ 23,361     $13,954   $ 38,241     $ 29,398
                                                 ========     =======   ========     ========
Net income per share...........................  $   0.96     $  0.61   $   1.59     $   1.29
                                                 ========     =======   ========     ========
Number of shares used in per share
  computation..................................    24,234      22,822     23,985       22,758
                                                 ========     =======   ========     ========

                See notes to consolidated financial statements.

                              KOMAG, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                   JANUARY 1
                                                                                     1995
                                                                        JULY 2     ---------
                                                                         1995       (NOTE)
                                                                       ---------
                                                                       (UNAUDITED)
ASSETS

Current Assets
  Cash and cash equivalents..........................................  $  79,173   $  47,329
  Short-term investments.............................................     17,000      46,619
  Accounts receivable less allowances of $2,380 in 1995 and $2,223 in
     1994............................................................     56,259      44,778
  Inventories:
     Raw materials...................................................     18,916      15,030
     Work-in-process.................................................      4,391       5,652
     Finished goods..................................................      1,958       3,419
                                                                       ---------   ---------
          Total inventories..........................................     25,265      24,101
  Prepaid expenses and deposits......................................      2,058       1,611
  Deferred income taxes..............................................      7,069       7,069
                                                                       ---------   ---------
          Total current assets.......................................    186,824     171,507
Investment in Unconsolidated Joint Venture...........................     28,805      22,653
Property, Plant and Equipment
  Land...............................................................      4,360       4,360
  Building...........................................................     34,484      33,322
  Equipment..........................................................    355,364     294,626
  Furniture..........................................................      5,570       4,711
  Leasehold Improvements.............................................     47,388      45,633
                                                                       ---------   ---------
                                                                         447,166     382,652
  Less allowances for depreciation and amortization..................   (181,728)   (153,769)
                                                                       ---------   ---------
          Net property, plant and equipment..........................    265,438     228,883
Deposits and Other Assets............................................        893       1,052
                                                                       ---------   ---------
                                                                       $ 481,960   $ 424,095
                                                                       ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Trade accounts payable.............................................  $  23,160   $  17,842
  Accounts payable to related parties................................      2,791       2,354
  Accrued compensation and benefits..................................     21,292      17,913
  Other liabilities..................................................      1,451       1,665
  Income taxes payable...............................................      5,402         271
  Current portion of long-term debt..................................     11,357      13,232
                                                                       ---------   ---------
          Total current liabilities..................................     65,453      53,277
Long-term Debt, less current portion.................................     11,667      16,250
Deferred Income Taxes................................................     18,725      18,725
Other Long-term Liabilities..........................................        511         548
Minority Interest in Consolidated Subsidiary.........................      4,671       4,080
Stockholders' Equity
  Preferred stock....................................................         --          --
  Common stock.......................................................        234         229
  Additional paid-in capital.........................................    245,093     238,262
  Retained earnings..................................................    125,031      86,790
  Accumulated foreign currency translation adjustments...............     10,575       5,934
                                                                       ---------   ---------
          Total stockholders' equity.................................    380,933     331,215
                                                                       ---------   ---------
                                                                       $ 481,960   $ 424,095
                                                                       ==========  ==========

---------------
Note: The balance sheet at January 1, 1995 has been derived from the audited financial statements at that date.

                See notes to consolidated financial statements.

                              KOMAG, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         SIX MONTHS ENDED
                                                                       ---------------------
                                                                        JULY 2       JULY 3
                                                                         1995         1994
                                                                       --------     --------
OPERATING ACTIVITIES
  Net income.........................................................  $ 38,241     $ 29,398
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................    28,822       22,633
     Provision for losses on accounts receivable.....................       (73)         134
     Equity in net income of unconsolidated joint venture............    (1,502)      (2,751)
     Loss on disposal of equipment...................................       480          594
     Deferred rent...................................................       (37)          25
     Minority interest in net income of consolidated subsidiary......       871          407
     Changes in operating assets and liabilities:
       Accounts receivable...........................................   (11,408)       1,560
       Inventories...................................................    (1,164)       7,842
       Prepaid expenses and deposits.................................      (456)       1,384
       Trade accounts payable........................................     5,318       (3,279)
       Accounts payable to related parties...........................       437         (379)
       Accrued compensation and benefits.............................     3,379         (435)
       Other liabilities.............................................      (214)        (560)
       Income taxes payable..........................................     5,131        3,181
       Restructuring liability.......................................        --      (14,125)
                                                                       --------     --------
          Net cash provided by operating activities..................    67,825       45,629
INVESTING ACTIVITIES
  Acquisition of property, plant and equipment.......................   (65,970)     (35,486)
  Purchases of short-term investments................................    (6,525)     (42,121)
  Proceeds from short-term investments at maturity...................    36,144       47,948
  Proceeds from disposal of equipment................................       113        2,470
  Deposits and other assets..........................................       159          285
                                                                       --------     --------
          Net cash used in investing activities......................   (36,079)     (26,904)
FINANCING ACTIVITIES
  Increase in notes payable..........................................        --        1,500
  Payments of notes payable..........................................        --       (4,500)
  Payments of long-term obligations..................................    (6,458)      (6,280)
  Sale of Common Stock, net of issuance costs........................     6,836        6,336
  Distribution to minority interest holder...........................      (280)        (280)
                                                                       --------     --------
          Net cash provided by (used in) financing activities........        98       (3,224)
       Increase in cash and cash equivalents.........................    31,844       15,501
  Cash and cash equivalents at beginning of year.....................    47,329       27,159
                                                                       --------     --------
  Cash and cash equivalents at end of period.........................  $ 79,173     $ 42,660
                                                                       =========    =========

                See notes to consolidated financial statements.

                              KOMAG, INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                  JULY 2, 1995

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and six-month periods ended July 2, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

     For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended January 1, 1995.

     The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. The three-month reporting periods for the comparable years included in this report are each comprised of thirteen weeks.

NOTE 2 -- INVESTMENT IN DEBT SECURITIES

     The Company invests its excess cash in high-quality, short-term debt and equity instruments. Short-term investments consist primarily of AAA-rated, municipal auction-rate preferred stock with maturities greater than 90 days. None of the Company's investments have maturities greater than one year.

     The following is a summary of the Company's investments by major security type at amortized cost which approximates its fair value:

                                                                                     JANUARY
                                                                         JULY 2,        1,
                                                                          1995         1995
                                                                        ---------    --------
                                                                           (IN THOUSANDS)
State and local government securities.................................    $80,009     $70,765
Corporate debt securities.............................................      5,250       2,417
Mortgage-backed securities............................................     18,133      10,677
                                                                         --------     -------
                                                                         $103,392     $83,859
                                                                         ========     =======
Amounts included in cash and cash equivalents.........................    $86,392     $37,240
Amounts included in short-term investments............................     17,000      46,619
                                                                         --------     -------
                                                                         $103,392     $83,859
                                                                         ========     =======

     The Company utilizes zero-balance accounts and other cash management tools to invest all available funds including bank balances in excess of book balances.

NOTE 3 -- INCOME TAXES

     The estimated annual effective income tax rate for 1995 of 25% is lower than the 1995 combined federal and state statutory rate of 41% and the effective income tax rate for 1994 of 30%. The Company's wholly-owned thin-film media operation, Komag USA (Malaysia) Sdn., has been granted a tax holiday for a period of five years commencing in July 1993. The decrease in the effective income tax rate for 1995 relative to 1994 is primarily due to anticipated growth in the percentage of consolidated income to be derived from the Malaysian operation in 1995.

NOTE 4 -- SUBSEQUENT EVENT

     On July 18, 1995, the Board of Directors of the Company authorized the Company to proceed with filing a Registration Statement with the Securities and Exchange Commission for the sale of up to 2,012,500 shares of the Company's Common Stock.

                              KOMAG, INCORPORATED

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

  Revenue

     Net sales of thin-film media increased 24% in the second quarter of 1995 relative to the second quarter of 1994. Unit sales volume growth and an increase in the overall average selling price accounted for approximately two-thirds and one-third of this substantial net sales increase, respectively. The overall average selling price typically strengthens only as the result of product mix shifts to higher-priced, more technologically advanced product offerings. Price reductions for individual product offerings are characteristic of the thin-film media industry. The Company began a rapid transition to its current highest-density product offering (1800 Oe) in the fourth quarter of 1994. Sales of this product accounted for 61% of unit sales in the second quarter of 1995. The higher sales mix of 1800 Oe product and a favorable pricing environment arising from an industry shortage of this product resulted in smaller than normal price reductions for individual product offerings and strengthened the overall average selling price in the second quarter of 1995 relative to the second quarter of 1994. Unit sales of the Company's highest density product offering in the second quarter of 1994 (1600 Oe) accounted for approximately 67% of net sales in the quarter, but revenues were adversely affected by pricing as industry supply of this product met or exceeded demand.

     In addition to sales of its internally produced disk products, the Company resells products manufactured by its Japanese joint venture, Asahi Komag Co., Ltd. ("AKCL"). Distribution sales of thin-film media manufactured by AKCL were $0.3 million in the second quarter of 1995 compared to $2.2 million in the second quarter of 1994. The Company expects that distribution sales of AKCL product will be minimal throughout 1995 as demand within the Japanese thin-film media market is expected to continue to absorb most of AKCL's production output.

     Net sales increased 16% in the first half of 1995 relative to the first half of 1994. Over three-quarters of the increase was due to higher unit sales volume. The overall average selling price increased between the comparable six-month periods due to the transition to 1800 Oe product and the favorable pricing environment arising from strong market demand. Distribution sales of AKCL manufactured thin-film media were $0.4 million in the first half of 1995 compared to $5.5 million in the first half of 1994.

     During the second quarter of 1995 three customers individually accounted for at least ten percent of consolidated net sales: Seagate Technology, Inc. (42%), Quantum Corporation (24%), and Hewlett-Packard Company (21%). The Company expects that it will continue to derive a substantial portion of its sales from a relatively few number of customers. The distribution of sales among customers may vary from quarter to quarter based on the match of the Company's product capabilities with specific disk drive programs of the customers.

     Increased production volume may occur due to increased effective capacity (additional production lines and/or reduced process cycle time) and improvements in manufacturing efficiencies (yields and/or equipment utilization). The increased unit production volume required to support the growth in unit sales in the second quarter of 1995 relative to the second quarter of 1994 was almost entirely achieved through an increase in effective production capacity. The Company has historically increased effective production capacity through implementation of process improvement programs designed to improve unit output and the addition of sputtering lines. Shortened process cycle times resulting from these process improvement programs accounted for nearly one-half of the increase in effective capacity in the second quarter of 1995 relative to the second quarter of 1994. Net physical capacity additions provided the remaining increase in unit production volume. The Company added its thirteenth, fourteenth and fifteenth sputtering lines in January 1994, August 1994 and March 1995, respectively. One of the Company's fifteen sputtering lines is exclusively devoted to research and development activities. In late 1994,the Company began a program to upgrade its sputtering machines to enhance product capabilities and shorten process cycle times. The Company expects one machine will be out of production on a rotating basis for the next two years. Unit production provided by a slightly improved manufacturing yield mostly offset the unfavorable impact of lower equipment utilization in the second quarter of 1995 relative to the second quarter of 1994. An electrical power outage affecting most of the Malaysian island of Penang halted production at the Company's Penang facility for several days late in the second quarter of 1995 and contributed to the decrease in equipment utilization.

     Increased unit production volume in the first half of 1995 compared to the first half of 1994 was primarily achieved through higher effective capacity in the current year period. Approximately one-half of the effective capacity increase resulted from process cycle time reductions. Net physical capacity additions provided the remaining increase in effective capacity. The effects of slightly lower equipment utilization in the first half of 1995 relative to the first half of 1994 were partially offset by an improvement in manufacturing yields.

     The Company anticipates that overall unit production volume will continue to rise during the third and fourth quarters of 1995 but not necessarily at the same rate as between the first and second quarters of 1995. Assuming market demand continues to remain strong, the Company will remain production constrained during this time period.

  Gross Margin

     The gross margin percentage for the second quarter of 1995 increased substantially to 38.1% from 30.6% in the second quarter of 1994. The increase was attributable to the combination of a higher overall average selling price and a reduction in the overall average unit production cost, resulting primarily from shortened cycle times. The electrical power disruption in Malaysia partially offset the effects of these shortened cycle times on the average unit production cost. The Company believes it is adequately insured for this manufacturing disruption and has accrued for a settlement in other income.

     The gross margin percentage for the first half of 1995 increased to 34.9% from 32.1% for the first half of 1994. The increase was primarily attributable to the higher overall average selling price associated with the mix of 1800 Oe product. The positive effects of manufacturing efficiencies achieved during the first half of 1995 were offset in part by 1800 Oe production start-up costs incurred during the first quarter at the Company's Malaysian facility, by process equipment write-offs recorded for the cessation of the Company's magneto-optic disk product line, and by the effects of the electrical power disruption in Malaysia.

     The gross margin percentage for the second quarter of 1995 reached an historical high for the Company and increased markedly from the 31.2% achieved for the first quarter of 1995. The elimination of start-up costs associated with the production ramp of 1800 Oe products and the substantial on-going manufacturing efficiency improvements, combined with a rising overall average selling price due to strong market demand and an industry shortage of 1800 Oe disks, resulted in the record gross margin percentage. To the extent these factors continue, gross margins should continue to exceed the Company's historical levels. There can be no assurance, however, that industry demand for high performance 1800 Oe products will continue to outpace supply. In the event that market supply meets or exceeds demand or the Company is unable to continue to increase its production mix of 1800 Oe products, the Company's gross margin percentage would likely decrease. In the longer term the Company believes that the gross margin percentage may not be sustainable at these record high levels.

  Operating Expenses

     Research and development ("R&D") expenses increased 8% ($0.5 million) and 11% ($1.2 million) in the three- and six-month periods of 1995, respectively, compared to the comparable periods of 1994. The increases between these periods were mainly due to development costs for advanced thin-film media. Selling, general and administrative ("SG&A") expenses increased $4.1 million in both the second quarter of 1995 relative to the second quarter of 1994 and in the first half of 1995 relative to the first half of 1994. The increases were primarily due to higher provisions for the Company's bonus and profit sharing programs resulting from the substantially higher operating performance in the 1995 periods. Excluding provisions for bad debts and the Company's bonus and profit sharing programs, SG&A expenses increased approximately $0.1 million between the three-month periods and $0.5 million between the six-month periods. Increases in administrative costs required to support the growth in the business accounted for the increase.

  Interest and Other Income/Expense

     Interest income increased $0.3 million (41%) in the second quarter of 1995 relative to the second quarter of 1994 and $0.6 million (43%) in the first half of 1995 relative to the first half of 1994. The increases were due primarily to higher interest rates in the current year periods. Average cash and short-term investment balances were relatively unchanged between the three- and six-month comparisons. Interest expense decreased $0.2 million (24%) in the second quarter of 1995 relative to the second quarter of 1994 and $0.4 million (26%) in the first half of 1995 relative to the comparable period in 1994 due to lower average outstanding debt balances in the current year periods. Other income increased $1.1 million in the second quarter of 1995 compared to the second quarter of 1994 and $0.3 million in the first half of 1995 relative to the first half of 1994. The increase between the three-month comparisons was primarily due to the accrual for an insurance recovery related to the electrical power disruption at the Company's Malaysian manufacturing facility. The increase between the six-month periods was the net effect of the insurance accrual and lower foreign currency gains at the Company's Malaysian operations in the first half of 1995.

  Income Taxes

     The estimated annual effective income tax rate for 1995 of 25% is lower than the 1995 combined federal and state statutory rate of 41% and the effective income tax rate for 1994 of 30%. The Company's wholly-owned thin-film media operation, Komag USA (Malaysia) Sdn., has been granted a tax holiday for a period of five years commencing July 1993. The decrease in the effective income tax rate for 1995 relative to 1994 is primarily due to anticipated growth in the percentage of consolidated income to be derived from the Malaysian operation in 1995.

  Minority Interest in KMT/Equity in Net Income of AKCL

     The minority interest in the net income of consolidated subsidiary represented Kobe Steel USA Holdings Inc's 45% share of Komag Material Technology, Inc.'s ("KMT's") net income. KMT recorded net income of $1.0 million and $1.9 million in the second quarter and first half of 1995, respectively, compared to $0.6 million and $0.9 million in the second quarter and first half of 1994, respectively.

     The Company records 50% of AKCL's net income as equity in net income of unconsolidated joint venture. AKCL reported net income of $1.2 million in the second quarter of 1995, down from $3.0 million in the second quarter of 1994. AKCL reported net income of $3.0 million for the first half of 1995 compared to $5.5 million for the first half of 1994. AKCL's functional currency is the Japanese yen and the Company translates AKCL's yen-based income statements to U.S. dollars at the average exchange rate for the period. The yen strengthened approximately 18% and 14% between the comparable three-and six-month periods, respectively. AKCL's net income would have been approximately $0.8 million and $2.3 million in the second quarter and first half of 1995, respectively, had the yen-based income statement been translated at the average rates in effect for the comparable 1994 periods. The differences between the 1994 results and the yen adjusted 1995 results for both the three- and six-month periods were attributable to the combination of lower operating performance and the continued partial writedown of AKCL's investment in Headway Technologies, Inc. AKCL recorded writedowns of $1.2 million and $2.2 million (net of tax) in the second quarter of 1995 and first half of 1995, respectively. AKCL will continue such write downs until Headway emerges from the development stage. These writedowns are a function of losses incurred at Headway.

LIQUIDITY AND CAPITAL RESOURCES:

     Cash and short-term investments of $96.2 million at the end of the second quarter of 1995 increased $2.2 million from the end of the prior fiscal year. Consolidated operating activities generated $67.8 million in cash during the first half of 1995 and more than funded the Company's $66.0 million of capital spending during the six-month period. Sales of Common Stock under the Company's stock option and stock purchase programs during this period generated $6.8 million, while repayments of long-term obligations used $6.5 million.

     Total capital expenditures for 1995 are currently planned at approximately $150 million. Construction of a 230,000 square-foot manufacturing plant on a 55-acre site in the east Malaysian state of Sarawak, capital expenditures associated with process improvements in the U.S. and Malaysian facilities, installation of two additional sputtering lines, and payments on an additional sputtering line (expected to be installed in Malaysia in 1996) are the major components of the capital plan. Non-cancellable commitments at July 2, 1995 total approximately $80 million.

     The Company believes that, in order to achieve its long-term expansion objectives and maintain and enhance its competitive position, it will need significant additional financial resources over the next several years for capital expenditures, working capital and research and development. The Company has recently announced its intention to proceed with the registration and public offering of up to 2,012,500 shares of the Company's Common Stock. During the two-year period of 1995 and 1996, the Company expects to spend approximately $400 million to add production capacity at its existing facilities, add a new U.S. manufacturing facility, and begin construction of a southeast Asian facility. While the Company has potential cash resources to fund these expenditures through a combination of the proceeds of the anticipated public offering, its existing cash balances, cash flow from operations, and funds available from existing bank lines of credit, new debt or equity financing may be required to fund this level of capital expenditures. If the Company is unable to obtain sufficient capital it could be required to reduce its capital equipment and research and development expenditures which could materially adversely affect the Company's results of operations.

PART II. OTHER INFORMATION

     ITEM 1.  LEGAL PROCEEDINGS -- Not Applicable.

     ITEM 2.  CHANGES IN SECURITIES -- Not Applicable.

     ITEM 3.  DEFAULTS UPON SENIOR SECURITIES -- Not Applicable.

     ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS --

          (a) The Annual Meeting of Stockholders was held on May 24, 1995.

          (b) The meeting included the election of the Board of Directors, submitted as Item No. 1, whose names are as follows:

           Tu Chen
           Stephen C. Johnson
           Craig R. Barrett
           Chris A. Eyre
           Irwin Federman
           George A. Neil
           Max Palevsky
           Anthony Sun
           Masayoshi Takebayashi

          (c) Other matters voted upon at the stockholders meeting were:

           Item No. 2, Approval of Amendments to Restated 1987 Stock Option Plan; and Item No. 3, Ratification of the Selection of Ernst & Young LLP as the Company's Independent Auditors for the year ended December 31, 1995.

     Shares of Common Stock voted were as follows:

    Item No. 1
    (Election of Board of Directors)

                                                        TOTAL VOTE FOR     TOTAL VOTE WITHHELD
                                                        EACH DIRECTOR       FROM EACH DIRECTOR
                                                        --------------     --------------------
    Tu Chen...........................................    20,076,957              216,301
    Stephen C. Johnson................................    20,077,097              216,161
    Craig R. Barrett..................................    20,134,097              159,161
    Chris A. Eyre.....................................    20,133,897              159,361
    Irwin Federman....................................    20,134,047              159,211
    George A. Neil....................................    20,077,097              216,161
    Max Palevsky......................................    20,133,847              159,411
    Anthony Sun.......................................    20,133,597              159,661
    Masayoshi Takebayashi.............................    20,076,928              216,330

                                                                                    BROKER
                                              FOR         AGAINST      ABSTAIN     NON-VOTE
                                          -----------    ----------    --------    --------
    Item No. 2
    (Amendment to Restated 1987 Stock
      Option Plan)......................   15,772,071     4,207,976     216,226      --
    Item No. 3
    (Selection of Independent
      Auditors).........................   20,258,964         7,195      27,099      --

        (d) Not Applicable.

     ITEM 5. OTHER INFORMATION -- Not Applicable.

     ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

        (a) Exhibits -- Not Applicable.

        (b) Form 8-K -- Not Applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   KOMAG, INCORPORATED
                                                       (Registrant)

                                          By:   /s/  WILLIAM L. POTTS, JR.
                                                  William L. Potts, Jr.
                                                    Vice President and
                                                 Chief Financial Officer

                                          By:     /s/  STEPHEN C. JOHNSON
                                                    Stephen C. Johnson
                                                      President and
                                                 Chief Executive Officer

July 18, 1995

---------------------------------------------------------
---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                         ------
Available Information..................       2
Information Incorporated by
  Reference............................       2
Prospectus Summary.....................       3
Risk Factors...........................       5
The Company............................       9
Use of Proceeds........................      11
Dividend Policy........................      11
Price Range of Common Stock............      11
Capitalization.........................      12
Selected Consolidated Financial Data...      13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      14
Underwriting...........................      17
Legal Matters..........................      18
Experts................................      18
Quarterly Report on Form 10-Q..........     Q-1

           ---------------------------------------------------------
---------------------------------------------------------

---------------------------------------------------------
---------------------------------------------------------

                                1,750,000 SHARES

                              KOMAG, INCORPORATED

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                               ------------------

                                      LOGO

                               ------------------

                              GOLDMAN, SACHS & CO.
                             MONTGOMERY SECURITIES
                               HAMBRECHT & QUIST
                      REPRESENTATIVES OF THE UNDERWRITERS

           ---------------------------------------------------------
---------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all costs and expenses (all of which will be paid by the Registrant) in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement, other than underwriting discounts and commissions, if any. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

    SEC Registration Fee...................................................     $ 39,341
    NASD Fee...............................................................       11,909
    The Nasdaq National Market Listing Fee.................................       17,500
    Blue Sky Fees and Expenses.............................................       10,000
    Legal Fees and Expenses................................................       85,000
    Accounting Fees and Expenses...........................................       45,000
    Printing Expenses......................................................       35,000
    Transfer Agent and Registrar's Fees and Expenses.......................        1,500
    Miscellaneous..........................................................        4,750
                                                                                --------
         Total.............................................................     $250,000
                                                                                =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII Section 6 of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholder. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. In certain instances, the indemnification agreements may result in an expansion of the substantive protection available to such individuals under the Certificate of Incorporation and Bylaws. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS.


 1.1*       Form of Underwriting Agreement.
 4.2(1)     Specimen Stock Certificate.
 5.1*       Opinion of Brobeck, Phleger & Harrison.
23.1        Consent of Ernst & Young LLP.
23.2        Consent of Chuo Audit Corporation.
23.3*       Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1).
24.1*       Power of Attorney (included on page II-3).


---------------


  * Previously filed.


(1) Incorporated by reference from a similarly numbered exhibit filed with Amendment No.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on May 26, 1987.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Registrant's Certificate of Incorporation and Bylaws, Delaware Corporation Law, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MILPITAS, CALIFORNIA, ON THIS 11TH DAY OF SEPTEMBER, 1995.

                                          KOMAG, INCORPORATED

                                          By: /s/  STEPHEN C. JOHNSON

                                            ------------------------------------
                                            Stephen C. Johnson
                                            President and Chief Executive
                                              Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED:



                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  -----------------------------  -------------------
               /s/   TU CHEN*                      Chairman of the Board       September 11, 1995
---------------------------------------------          and Director
                  (Tu Chen)
             STEPHEN C. JOHNSON                 President, Chief Executive     September 11, 1995
---------------------------------------------      Officer and Director
            (Stephen C. Johnson)
        /s/   WILLIAM L. POTTS, JR.*               Vice President-Chief        September 11, 1995
---------------------------------------------            Financial
           (William L. Potts, Jr.)                 Officer and Secretary
                                                 (Principal Financial and
                                                    Accounting Officer)
           /s/   CRAIG R. BARRETT*                       Director              September 11, 1995
---------------------------------------------
             (Craig R. Barrett)
            /s/   CHRIS A. EYRE*                         Director              September 11, 1995
---------------------------------------------
               (Chris A. Eyre)
            /s/   IRWIN FEDERMAN*                        Director              September 11, 1995
---------------------------------------------
              (Irwin Federman)
            /s/   GEORGE A. NEIL*                        Director              September 11, 1995
---------------------------------------------
              (George A. Neil)
             /s/   MAX PALEVSKY*                         Director              September 11, 1995
---------------------------------------------
               (Max Palevsky)
             /s/   ANTHONY SUN*                          Director              September 11, 1995
---------------------------------------------
                (Anthony Sun)
        /s/   MASAYOSHI TAKEBAYASHI*                     Director              September 11, 1995
---------------------------------------------
           (Masayoshi Takebayashi)
      *By:     /S/   STEPHEN C. JOHNSON
---------------------------------------------
   (Stephen C. Johnson, Attorney-in-Fact)

                               INDEX TO EXHIBITS


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                       DESCRIPTION                                    PAGE
-------      ---------------------------------------------------------------------------
   1.1*      Form of Underwriting Agreement.............................................
   4.2 (1)   Specimen Stock Certificate.................................................
   5.1*      Opinion of Brobeck, Phleger & Harrison.....................................
  23.1       Consent of Ernst & Young LLP...............................................
  23.2       Consent of Chuo Audit Corporation..........................................
  23.3*      Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1)...........
  24.1*      Power of Attorney (included on page II-3)..................................


---------------


  * Previously filed.


(1) Incorporated by reference from a similarly numbered exhibit filed with Amendment No.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on May 26, 1987.